                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                               ________________

                                SCHEDULE 13E-3
                                (Rule 13e-100)

          TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

          RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                            SECURITIES ACT OF 1934
                               (Amendment No. 1)

                     FIRST PALMETTO FINANCIAL CORPORATION
                     ------------------------------------
                               (Name of Issuer)

                     FIRST PALMETTO FINANCIAL CORPORATION
                     ------------------------------------
                     (Name of Person(s) Filing Statement)

                         Common Stock, $.01 par value
                         ----------------------------
                        (Title of Class of Securities)

                (CUSIP Number of Class of Securities 335926101)

            Samuel R. Small, President and Chief Executive Officer
        407 DeKalb Street Camden, South Carolina  29020, (803) 432-1416
        ---------------------------------------------------------------

      (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check appropriate box):

a.[X] The filing of solicitation materials or an information statement subject to Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934. b.[_] The filing of a registration statement under the Securities Act of 1933. c.[_] A tender offer.
d.[_] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

Check the following box if the filing is a final amendment reporting the results of the transaction: [_]

                           Calculation of Filing Fee

--------------------------------------------------------------------------------
          Transaction Valuation:               Amount of filing fee:
          ----------------------               ---------------------
               *$2,625,000                            $525.00

--------------------------------------------------------------------------------

* Based upon one fiftieth of one percent multiplied by transaction value of (i) $75.00 per Preferred Share multiplied by (ii) 35,000 fractional shares.

[X] Check box if any part of the fee is offset by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by either a registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $525.00         Filing Party: FIRST PALMETTO FINANCIAL
Form or Registration No.: 13E-3          Date Filed:   2/01/00

Item 1.   Summary Term Sheet

     The material terms of the reverse stock split proposal include the following:

     . First Palmetto Financial Corporation is filing this Schedule 13E-3. See "Proposal II -- Reverse Stock Split -- Summary" on page 9 of our proxy statement.
     . Our board of directors has authorized a 1-for-125 reverse stock split and recommends that you vote to adopt the proposal. See "Proposal II -- Reverse Stock Split -- Reasons for Transaction" and "--Recommendation of Board of Directors; Fairness of Reverse Stock Split Proposal" on pages 9-11 of our proxy statement.
     . A majority of our stockholders must vote in favor of the reverse stock split. See "Proposal II -- Reverse Stock Split -- Summary" on page 9 of our proxy statement.
     . Each member of our board of directors and all of our executive officers have indicated that they intend to vote in favor of the reverse stock split. See "Proposal II -- Reverse Stock Split -- Summary" on page 9 of our proxy statement.
     . Our board of directors and executive officers currently own approximately 37% of our outstanding common stock and will own approximately 39% after the reverse stock split. See "Proposal II -- Reverse Stock Split -- Conduct of First Palmetto's Business after Reverse Stock Split' on pages 13-14 of our proxy statement.
     . You will receive one new share of common stock for each 125 common shares you currently own. See "Proposal II -- Reverse Stock Split -- Structure of Reverse Stock Split" on page 14 of our proxy statement.
     . If you own less than 125 shares of common stock, you will receive shares of preferred stock on a one-for-one basis. See "Proposal II -- Reverse Stock Split -- Structure of Reverse Stock Split" on page 14 of our proxy statement.
     . The reverse stock split is not expected to effect our current business plan or operations. See "Proposal II -- Reverse Stock Split -- Conduct of First Palmetto's Business after Reverse Stock Split" on pages 13-14 of our proxy statement.
     . If the reverse stock split is approved, we will no longer be required to file periodic reports with the SEC and our common stock will no longer be publicly traded. See "Proposal II -- Reverse Stock Split -- Consequences Under Federal Securities Laws" on pages 18-19 of our proxy statement.
     . Our board of directors did not obtain an investment bank or other financial adviser to render a report or fairness opinion in connection with the reverse stock split. . See "Proposal II -- Reverse Stock
        Split --Reasons for Transaction" and "--Recommendation of Board of Directors; Fairness of Reverse Stock Split Proposal" on pages 9-11 of our proxy statement.
     . RP Financial's independent analysis and evaluation provides that the estimated fair market value of the preferred stock to be issued to stockholders holding fewer than 125 shares of common stock is substantially equivalent to $75.00 per share. RP Financial also determined that the estimated fair market value of the common stock is $75.00 per share. See "Proposal II -- Reverse Stock Split -- Evaluation of RP Financial" on pages 11-13 of our proxy statement.
     . Preferred stockholders will not have voting rights but will be entitled to receive dividends. See `Proposal II -- Reverse Stock Split -- Conversion to Preferred Stock" on pages 17-18 of our proxy statement and our form of proxy.
     . Your executed but unmarked proxies will be voted for the reverse stock split. See page 1 of our proxy statement and our form of proxy.
     . We expect that the reverse stock split should be treated as a tax-free "recapitalization" for federal income tax purposes. New common stockholders and preferred stockholders should not recognize any gain or loss and should have the same adjusted tax basis and holding period as you had in the common stock immediately prior to the reverse stock split. See "Proposal II -- Reverse Stock Split -- Material Federal Income Tax Consequences" on pages 20-21 of our proxy statement.
          . Appraisal rights for the reverse stock split are not available under Delaware law. See "Proposal II -- Reverse Stock Split -- Appraisal Rights" on page 21 of our proxy statement.

Item 2.   Subject Company Information.

          (a) Name and Address. First Palmetto Financial Corporation is the subject company. Its principal executive office is located at 407 DeKalb Street, Camden, South Carolina, 29020 and its telephone number is (803) 432-1416.

          (b) Securities. As of November 5, 1999 there were 712,010 outstanding shares of Common Stock, $.01 par value per share.

          (c) Trading Market and Price. At the present time, there is no established public trading market in which shares of First Palmetto's common stock are regularly traded, nor are there any uniformly quoted prices for such shares. The following is the known range of high and low sales prices for the common stock for each quarter during the past two years.

---------------------------------------------------------------------------------
          Quarter ended:                High ($)                 Low ($)
---------------------------------------------------------------------------------
September, 1997                           40.00                   37.00
---------------------------------------------------------------------------------
December, 1997                            40.00                   40.00
---------------------------------------------------------------------------------
March, 1998                               48.00                   40.00
---------------------------------------------------------------------------------
June, 1998                                51.00                   50.50
---------------------------------------------------------------------------------
September, 1998                           51.00                   51.00
---------------------------------------------------------------------------------
December, 1998                            65.00                   51.00
---------------------------------------------------------------------------------
March, 1999                               68.25                   65.00
---------------------------------------------------------------------------------
June, 1999                                75.00                   68.25
---------------------------------------------------------------------------------
September, 1999                           75.00                   75.00
---------------------------------------------------------------------------------
December, 1999                            75.00                   75.00
---------------------------------------------------------------------------------

     (d) Dividends. The Company paid dividends of $2.60 and $2.20 per share for the last two fiscal years ended September 30, 1999 and 1998, respectively. The Company's ability to pay cash dividends is subject to, among other things, limitations imposed by the Office of Thrift Supervision ("OTS").

     (e)  Prior Public Offerings.  Not applicable.

     (f)  Prior Stock Purchases.  Not applicable.

Item 3.   Identity and Background of Filing Person.

     (a) Name and Address. First Palmetto Financial Corporation, the subject company is the filing person of this Statement. Its principal executive office is located at 407 DeKalb Street, Camden, South Carolina, 29020 and its telephone number is (803) 432-1416. The business address and business telephone numbers for each executive officer and director is 407 DeKalb Street, Camden, South Carolina, 29020 and (803) 432-1416, respectively.

     (b)  Business and Background of Entities.  Not applicable.

     (c) Business and Background of Natural Persons. The information required by (1) and (2) of this item is set forth under the caption "Proposal I - Election of Directors" of the proxy statement and is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

          (3) None of the Company's executive officers or directors were convicted in a criminal proceeding during the past five years.

          (4) None of the Company's executive officers or directors were a party to any judicial or administrative proceeding during the past five years.

          (5) All of the Company's executive officers and directors all citizens of the United States.


     (d)  Tender Offer.  Not applicable.

Item 4.   Terms of the Transaction.

     (a) Material Terms. The information set forth under the captions "Notice of 2000 Annual Meeting of Stockholders"; "Summary; Reasons for the Transaction"; "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal"; "Evaluation of RP Financial"; "Conduct of First Palmetto's Business after the Reverse Stock Split"; "Structure of the Reverse Stock Split"; "Purpose of the Reverse Stock Split"; "Effect of the Reverse Stock Split Proposal on First Palmetto Stockholders"; "Financial Effect of the Reverse Stock Split"; "Conversion to Preferred Stock"; "Termination of 1934 Act Registration of Common Stock"; "Consequences under Federal Securities Laws"; "Effect on Market for Shares"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders; Accretion in Ownership and Control of Certain Stockholders"; "Stock Certificates"; "Material Federal Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c)  Different Terms.  Not applicable.

     (d) Appraisal Rights. Security holders are not entitled to any appraisal rights under state law in connection with this transaction. The information set forth under the caption "Appraisal Rights" is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e)  Provisions for Unaffiliated Security Holders. Not applicable.

     (f)  Eligibility for Listing or Trading. Not applicable.

Item 5.   Past Contacts, Transactions or Negotiations.

     (a)  Transactions.  Not applicable

     (b)  Significant Corporate Events.  Not applicable

     (c)  Negotiations or Contacts.  Not applicable.

     (e)  Agreements Involving the Subject Company's Securities. Not applicable.

Item 6.   Purposes of the Transaction and Plans or Proposals.

     (b) Use of Securities Acquired. No securities will be acquired in the transaction.

     (c) Plans. The information set forth under the caption "Conduct of First Palmetto's Business after the Reverse Stock Split"; "Purpose of the Reverse Stock Split"; "Effect of the Reverse Stock Split Proposal on First Palmetto Stockholders"; "Conversion to Preferred Stock" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 7.   Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth under the caption "Purpose of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Alternatives. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Reasons. The information set forth under the captions "Reasons for the Transaction"; Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Effects. The information set forth under the captions "Effect of the Reverse Stock Split on First Palmetto Stockholders"; "Potential Detriments of the Reverse Stock Split Proposal to Stockholders"; "Accretion in Ownership and Control of Certain Stockholders"; "Material Federal Income Tax Consequences" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 8.   Fairness of the Transaction.

     (a) Fairness. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Factors Considered in Determining Fairness. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (c) Approval of Security Holders. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d) Unaffiliated Representative. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (e) Approval of Directors. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (f)  Other Offers.  Not applicable.

Item 9.   Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisal. The information set forth under the caption "Evaluation of RP Financial" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth under the captions "Evaluation of RP Financial"; "Valuation of Common Stock"; and "Analysis and Evaluation of Preferred Stock" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. First Palmetto's Board of Directors determined the amount of consideration to be paid in the transaction.

     (c) Availability of Documents. RP Financial's independent analysis and evaluation is available for inspection and copying at the First Palmetto Financial Corporation's principal executive offices during its regular business hours by any interested Common Stockholder of First Palmetto Financial Corporation or representative who has been so designated in writing.

Item 10.  Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds. The information set forth under the caption "Financial Effect of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3. The only consideration to be paid is Preferred Stock in lieu of issuing fractional shares of Common Stock to current stockholders. No other funds will be used as consideration in the transaction.

     (b) Conditions. There are no material conditions to the financing discussed in the response to paragraph (a) of this item. The Company does not have any alternative financing arrangements or financing plans.

     (c) Expenses. The information set forth under the captions "Financial Effect of the Reverse Stock Split" and "Solicitation Information" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (d)  Borrowed Funds.  Not applicable.

Item 11.  Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth under the caption "Stock Ownership of Management" and "Principal Holders of Common Stock" of the Proxy Statement are incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b)  Securities Transactions.  Not applicable.

Item 12.  The Solicitation or Recommendation.

     (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to
Schedule 13E-3.

     (e) Recommendations of Others. The information set forth under the caption "Recommendation of the Board of Directors; Fairness of the Reverse Stock Split Proposal" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 13.  Financial Statements.

     (a) Financial Information. The financial statements contained in to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999, as filed with the Securities and Exchange Commission on December 28, 1999 is incorporated herein by reference.

     (b) Pro Forma Information. The information set forth under the caption "Financial Effect of the Reverse Stock Split" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 14.  Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitations or Recommendations. The information set forth under the caption "Solicitation Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

     (b) Employees and Corporate Assets. The information set forth under the caption "Solicitation Information" of the Proxy Statement is incorporated herein by reference pursuant to General Instruction F to Schedule 13E-3.

Item 15.  Additional information.

     (b)  Other Material Information.  Not applicable.

Item 16.  Exhibits.

     (a) Proxy Statement filed with the Securities and Exchange Commission on _____, 2000.

     (b)  Not applicable.

     (c) Report and evaluation of RP Financial included as Appendix B to the Proxy Statement

     (d)  Not applicable.

     (f)  Not applicable.

     (g)  Not applicable.

                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  /s/ Samuel R. Small
                                                  ------------------------------
                                                  (Signature)

                                                  President and CEO
                                                  ------------------------------
                                                  (Name and Title)

                                                  3/28/00
                                                  ------------------------------
                                                  (Date)